                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended:  December 31, 2000

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________  to _________

Commission File Number  ______________



         AMERICAN PHYSICIANS ASSURANCE CORPORATION 401(K) PLAN AND TRUST

                              (FULL TITLE OF PLAN)

                        AMERICAN PHYSICIANS CAPITAL, INC.
                              1301 N. HAGADORN ROAD
                           EAST LANSING, MI 48826-1471

 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF
                         ITS PRINCIPAL EXECUTIVE OFFICE)

                          Audited Financial Statements
                           and Supplemental Schedules

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust


                     Years ended December 31, 2000 and 1999
                       with Report of Independent Auditors

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 2000 and 1999





                                    CONTENTS


Report of Independent Auditors.............................................................................1

Financial Statements

Statements of Assets Available for Benefits................................................................2
Statements of Changes in Assets Available for Benefits.....................................................3
Notes to Financial Statements..............................................................................4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year - 2000.....................................10
Schedule of Reportable Transactions - 2000................................................................10
Schedule of Assets Held for Investment Purposes at End of Year - 1999.....................................12
Schedule of Reportable Transactions  - 1999...............................................................12


                         Report of Independent Auditors


To the Board of Directors
American Physicians Assurance Corporation
   401(k) Plan and Trust

We have audited the accompanying statements of assets available for benefits of American Physicians Assurance Corporation 401(k) Plan and Trust as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of American Physicians Assurance Corporation 401(k) Plan and Trust as of December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Andrews Hooper & Pavlik P.L.C.
Okemos, Michigan
December 14, 2001

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                   Statements of Assets Available for Benefits



                                                                                            DECEMBER 31
                                                                                      2000               1999
                                                                                -------------------------------------

ASSETS

Investments:
  The Equitable Life Assurance Company of the United States-
    Investment accounts                                                              $ 9,977,568        $10,333,571
  Participant loans                                                                      129,321            170,631
                                                                                -------------------------------------
Total investments                                                                     10,106,889         10,504,202


Receivables:
  Contributions from participating employers                                              97,020            130,414
  Other                                                                                    6,407                  -
                                                                                -------------------------------------
Total receivables                                                                        103,427            130,414

Cash surrender value of life insurance                                                     8,227             13,244
Cash                                                                                       9,406              7,474
                                                                                -------------------------------------
Assets available for benefits                                                        $10,227,949        $10,655,334
                                                                                =====================================










See accompanying notes to financial statements.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

             Statements of Changes in Assets Available for Benefits


                                                                                       YEAR ENDED DECEMBER 31
                                                                                      2000               1999
                                                                                --------------------------------------

ADDITIONS:
  Net realized and unrealized (depreciation) appreciation
   in fair value of investments                                                     $   (748,897)       $ 1,860,826
  Interest income                                                                         17,771             17,141
  Participating employers' contributions                                                 150,384            148,446
  Participants' contributions                                                          1,118,554          1,147,454
  Roll-over contributions                                                                130,094            220,518
  Other                                                                                    1,091                342
                                                                                --------------------------------------
Total additions                                                                          668,997          3,394,727

DEDUCTIONS:
  Benefits payments                                                                    1,095,182            572,022
  Investment expenses                                                                      1,200                800
                                                                                --------------------------------------
Total deductions                                                                       1,096,382            572,822

                                                                                --------------------------------------
Net (decrease) increase in assets available for benefits                                (427,385)         2,821,905

Assets available for benefits at beginning of year                                    10,655,334          7,833,429

                                                                                --------------------------------------
Assets available for benefits at end of year                                         $10,227,949        $10,655,334
                                                                                ======================================








See accompanying notes to the financial statements.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000


1.  DESCRIPTION OF THE PLAN

The following is a description of the American Physicians Assurance Corporation 401(k) Plan and Trust (the Plan) and provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was previously referred to as MICOA Management Company, Inc. 401(k) Plan and Trust.

GENERAL

The Plan is a defined contribution plan covering employees of American Physicians Assurance Corporation, Alpha Advisors, Inc., SCW Agency Group, Inc. and KMA Insurance Agency, Inc. (participating employers) who meet the eligibility requirements under the Plan and who are employed on the first day of the Plan year or the first day of the seventh month of the plan year coinciding with the next following date such employee meets the eligibility requirements. The Plan's operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to defer a portion of their compensation each year not to exceed limitations contained in Internal Revenue Code Section 402(g). The participants may elect to defer from two percent to ten percent of their compensation. The participating employers have elected to make a matching contribution equal to 25 percent of each participant's deferred compensation. In applying the matching percentage, only a participant's deferred compensation up to four percent is considered.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the Corporation's contribution and an allocation of net Plan earnings. Allocations of Plan earnings are based on the relative account balances of all participants as defined in the Plan agreement. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant's account balance.

VESTING

Participants are immediately vested in both voluntary employee deferrals and participating employers' contributions plus earnings thereon.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)



1.  DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may self-direct employee and employer contributions in any of the investment options that are available under the Plan.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance, or periodic installments over the participant's life expectancy. If a participant's account balance is less than $5,000, a single lump sum payment is required.

PARTICIPANT LOANS

A participant may borrow from the Plan an amount not in excess of 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not exceeding five years except, in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates existing at the time a participant loan is made and the loan must be adequately secured.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been presented on the accrual basis.

INVESTMENT VALUATION

The current value of the units owned by the Plan in the investment accounts is based on quoted redemption values on the last business day of the plan year.

The change in the difference between aggregate current value and the cost of investments is reflected in the statements of changes in assets available for benefits as net realized and unrealized appreciation (depreciation) in fair value of investments.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of the valuation date, all income as well as all investment gains and losses shall be allocated to each participant's account in the proportion that each participant's account balance bears to the total of all account balances for each particular fund.

ADMINISTRATIVE EXPENSES

Administrative expenses, with the exception of certain investments expenses of the Plan, were paid by the participating employers.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Participants direct their entire account balance between fourteen investment funds through the service provider under contract with the trustee of the plan. The Plan does not have any non-participant directed investments.

The Plan's investment assets are held by their respective investment manager.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The Plan had net realized and unrealized depreciation in current value of $748,897 in 2000, as follows:

                                                                           NET REALIZED
                                                                          AND UNREALIZED
                                                                           APPRECIATION
                                                                          (DEPRECIATION)               CURRENT
                                                                            IN CURRENT                  VALUE
                                                                              VALUES                  AT END OF
                                                                            DURING YEAR                 YEAR
                                                                       ----------------------    --------------------

     2000
     Alliance Common Stock                                                 $  (228,412)              $   1,381,230
     Alliance Money Market                                                      54,919                     998,613
     Alliance Growth Investors                                                 (29,949)                    376,471
     Alliance Conservative Investor                                              7,814                     304,562
     Templeton Foreign Fund                                                    (19,944)                    334,156
     Janus Balanced Fund                                                       (35,358)                  1,253,340
     Janus Worldwide Fund                                                     (422,356)                  1,945,673
     Neuberger & Berman Genesis Trust                                          245,868                   1,082,842
     Neuberger & Berman Partners Trust                                          (6,575)                    691,356
     Scudder Growth and Income Fund                                            (23,605)                    675,938
     AIM Small Cap Growth Fund                                                 (56,347)                    255,431
     Janus Twenty Fund                                                        (222,246)                    478,862
     SSgA S&P 500 Index Fund                                                    (9,641)                    155,766
     American Century: Twentieth Century Select                                 (3,065)                     43,328
                                                                       ----------------------    --------------------
                                                                              (748,897)                  9,977,568
     Participant loans                                                               -                     129,321
                                                                       ----------------------    --------------------
                                                                          $   (748,897)               $ 10,106,889
                                                                       ======================    ====================



The following investments at fair value exceed 5% of the value of plan assets at December 31, 2000:



                  Janus Worldwide Fund                                          $ 1,945,673
                  Alliance Common Stock                                           1,381,230
                  Janus Balanced Fund                                             1,253,340
                  Neuberger & Berman Genesis Trust                                1,082,842
                  Alliance Money Market                                             998,613
                  Neuberger & Berman Partners Trust                                 691,356
                  Scudder Growth and Income Fund                                    675,938

                  American Physicians Assurance Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The Plan had realized and unrealized appreciation in current value of $1,860,826 in 1999, as follows:


                                                                          NET REALIZED
                                                                         AND UNREALIZED
                                                                          APPRECIATION                 CURRENT
                                                                           IN CURRENT                   VALUE
                                                                             VALUES                   AT END OF
                                                                           DURING YEAR                  YEAR
                                                                     ------------------------    --------------------

     1999
     Alliance Common Stock                                                $  341,656                $   1,753,146
     Alliance Money Market                                                    35,864                    1,106,370
     Alliance Growth Investors                                                83,408                      437,054
     Alliance Conservative Investor                                           24,041                      267,778
     Templeton Foreign Fund                                                   97,298                      408,868
     Janus Balanced Fund                                                     212,710                    1,225,710
     Janus Worldwide Fund                                                    854,211                    2,281,674
     Neuberger & Berman Genesis Trust                                         21,612                      877,314
     Neuberger & Berman Partners Trust                                        47,769                      788,992
     Scudder Growth and Income Fund                                           30,073                      698,694
     AIM Small Cap Growth Fund                                                13,193                       63,199
     Janus Twenty Fund                                                        93,558                      362,771
     SSgA S&P 500 Index Fund                                                   2,844                       30,714
     American Century: Twentieth Century Select                                2,589                       31,287
                                                                     ------------------------    --------------------
                                                                           1,860,826                   10,333,571
     Participant loans                                                             -                      170,631
                                                                     ------------------------    --------------------
                                                                        $  1,860,826                 $ 10,504,202
                                                                     ========================    ====================


The following investments at fair value exceed five percent of the value of plan assets at December 31, 1999:

                  Janus Worldwide Fund                                        $ 2,281,674
                  Alliance Common Stock                                         1,753,146
                  Janus Balanced Fund                                           1,225,710
                  Alliance Money Market                                         1,106,370
                  Neuberger & Berman Genesis Trust                                877,314
                  Neuberger & Berman Partners Trust                               788,992
                  Scudder Growth and Income Fund                                  698,694

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)

4. RELATED-PARTY TRANSACTIONS

During the years ended December 31, 2000 and 1999, there were no reportable party-in-interest transactions. The Plan does not consider participating employers' contributions to the Plan to be party-in-interest transactions.

5. INCOME TAX STATUS

The Plan obtained its latest determination letter on June 24, 1998, in which the Internal Revenue Service stated that the plan and related trust as then designed was in accordance with applicable requirements of the Internal Revenue Code
(IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. PLAN TERMINATION

Although they have not expressed any intent to do so, the participating employers have the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


                                              (c) Description of Investment
                                                  Including Maturity Date,
         (b) Identity of Issue, Borrower,         Rate of Interest, Collateral,                                  (e) Current
(a)          Lessor or Similar Party              Par or Maturity Value                        (d) Cost              Value
---------------------------------------------------------------------------------------------------------------------------------

  Alliance Common Stock                             9,888.2956 units                          $ 1,617,949        $ 1,381,230
  Alliance Money Market                             8,615.2085 units                              946,470            998,613
  Alliance Growth Investors                         2,742.2722 units                              406,370            376,471
  Alliance Conservative Investor                    2,370.1805 units                              296,327            304,562
  Templeton Foreign Fund                           24,932.6075 units                              349,251            334,156
  Janus Balanced Fund                              67,355.4578 units                            1,290,011          1,253,340
  Janus Worldwide Fund                            102,637.9534 units                            2,357,017          1,945,673
  Neuberger & Berman Genesis Trust                 64,264.6308 units                              823,045          1,082,842
  Neuberger & Berman Partners Trust                49,723.5911 units                              692,878            691,356
  Scudder Growth and Income Fund                   50,713.5797 units                              697,737            675,938
  AIM Small Cap Growth Fund                        10,450.3174 units                              259,149            255,431
  Janus Twenty Fund                                21,353.0168 units                              713,530            478,862
  SSgA S&P 500 Index Fund                           8,804.5165 units                              172,802            155,766
  American Century: Twentieth Century Select        2,531.9973 units                               47,797             43,328
                                                                                             ------------------------------------
                                                                                               10,670,333          9,977,568

  Participant Loans                          Interest rates of 8.0% to 10.5% maturing
                                             between 2001 and 2007.                                     -            129,321
                                                                                             ------------------------------------
  Total Investments                                                                          $ 10,670,333       $ 10,106,889
                                                                                             ====================================

  There were no assets reportable as both acquired and disposed of within the plan year.

  Employer identification number:  38-2102867
  Three digit plan number:  002

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999





                                                  (c) Description of Investment
                                                      Including Maturity Date,
         (b) Identity of Issue, Borrower,             Rate of Interest, Collateral,                              (e) Current
(a)          Lessor or Similar Party                  Par or Maturity Value                    (d) Cost              Value
---------------------------------------------------------------------------------------------------------------------------------


    Alliance Common Stock                           10,714.5726 units                       $ 1,737,450        $ 1,753,146
    Alliance Money Market                           10,070.6950 units                         1,097,853          1,106,370
    Alliance Growth Investors                       2,949.3406 units                            398,696            437,054
    Alliance Conservative Investor                  2,141.8265 units                            268,204            267,778
    Templeton Foreign Fund                          29,188.6177 units                           293,859            408,868
    Janus Balanced Fund                             63,998.1309 units                           992,852          1,225,710
    Janus Worldwide Fund                            99,357.0749 units                         1,388,032          2,281,674
    Neuberger & Berman Genesis Trust                68,502.0422 units                           843,931            877,314
    Neuberger & Berman Partners Trust               56,621.0865 units                           733,019            788,992
    Scudder Growth and Income Fund                  50,783.1452 units                           658,557            698,694
    AIM Small Cap Growth Fund                       2,548.5365 units                             32,569             63,199
    Janus Twenty Fund                               10,856.2358 units                           218,755            362,771
    SSgA S&P 500 Index Fund                         1,564.9039 units                             24,632             30,714
    American Century: Twentieth Century Select      1,657.3923 units                             25,611             31,287
                                                                                           --------------------------------
                                                                                              8,714,020         10,333,571

    Participant Loans                               Interest rates of 8.0% to 10.5%
                                                    maturing between 2000 and 2007.                   -            170,631
                                                                                           --------------------------------
    Total Investments                                                                      $  8,714,020       $ 10,504,202
                                                                                           ================================


    There were no assets reportable as both acquired and disposed of within the plan year.


    Employer identification number:  38-2102867
    Three digit plan number:  002

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       AMERICAN PHYSICIANS ASSURANCE CORPORATION
                                        401(K) PLAN AND TRUST
                                                        (NAME OF PLAN)

DATE:  December 20, 2001               /s/ Margo C. Runkle
                                       ----------------------------------------
                                                          (SIGNATURE)*


*PRINT NAME AND TITLE OF SIGNING OFFICIAL UNDER THE SIGNATURE.